Exhibit 99.1

Polestar

Polestar announces change to Board of Directors

GOTHENBURG, SWEDEN – 26 August 2026. Polestar (Nasdaq: PSNY) announces the appointment of Arek Nowinski to its Board of Directors. Arek is currently Head of Eastern Europe, Middle East, Africa and Asia Pacific at Volvo Cars and has held several other senior sales leadership positions during his career. He holds an MSc in International Finance from the University of Derby and an MA in Finance and Banking from the Warsaw School of Economics.

Arek replaces Francesca Gamboni, who has chosen to retire from the Polestar Board of Directors.

Winfried Vahland, Polestar Chair, says: “I would like to thank Francesca for her excellent contribution to the work of the Board. I’m also pleased to welcome Arek, who brings significant commercial expertise and experience, as Polestar enters a phase of model expansion and sales network development across existing and new markets.”

Ends.

Contacts

Theo Kjellberg

Head of Corporate Communication

theo.kjellberg@polestar.com

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

About Arek Nowinski

Arek is currently Head of Eastern Europe, Middle East, Africa and Asia Pacific at Volvo Cars. Previously, he was President of Volvo Cars Poland, as well as Senior Vice President of Volvo Cars EMEA and President of Volvo Cars International Markets. He holds degrees from both the University of Derby and the Warsaw School of Economics.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 31 markets globally across North America, Europe and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 new variant (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.